

July 5, 2012

<u>Via Facsimile and U.S. Mail</u>
Mr. Stefan L. Kaluzny
TLB Merger Sub, Inc.
c/o Sycamore Partners Management, LLC
9 West 57th Street, 31st Floor
New York, NY 10019

> **Re:** **The Talbots, Inc.**
> **Schedule TO-T/A filed by TLB Merger Sub, Inc. and TLB Holdings LLC, Sycamore Partners, L.P., Sycamore Partners A, L.P.**
> **Filed June 29, 2012**
> **File No. 005-50389**

Dear Mr. Kaluzny:

We have limited our review of the filings to those issues we have addressed in our comments below. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Schedule TO-T/A filed June 29, 2012</u>

<u>General</u>

1. We note your response to prior comment 1 and partially reissue the comment. There appear to be other factors relevant to the analysis of whether affiliates of the Sponsor should also be added as co-bidders. Refer to the Background disclosure included in your initial filing in which you describe the significant role of Sycamore Partners Management, LLC in the initiating, structuring and negotiating of the tender offer. In this regard we note the revision to such discussion such that it now only identifies Sycamore Partners L.P., one of the newly added co-bidders, as the entity principally

involved at this initial stage of negotiations with Talbots, Inc. Please supplementally advise us of the reason for this change. Please also see our subsequent comment.

2.   Notwithstanding your response to prior comment 1 and the revision noted above in your June 29, 2012 amendment, we refer you to the various preliminary agreements such as the Confidentiality Agreement and Exclusivity Agreement, which were signed by Sycamore Partners Management, LLC during the initial structuring and negotiation of the transaction. Accordingly, please revise to include as a co-bidder, Sycamore Partners Management, LLC. Also, referencing your consideration of the questions outlined in the Current Issues Outline, provide us with further analysis of the factors you considered in determining that Sycamore Partners MM, LLC and Sycamore Partners GP, LLC do not need to be named as co-bidders. Finally, we also note reference in the Equity Commitment Letter to the Sponsor's ability to assign its contribution obligation to affiliates. Confirm your understanding that if this were to occur, it would also necessitate a revision to the offer to purchase to identify any such assignees as co-bidders and would constitute a material change.

3.   Please refer to Item 3 of Schedule TO and Item 1003(a) of Regulation M-A. In responding to the prior comment, please revise to include the information called for by that provision with respect to each filing person added.

Source and Amount of Funds, page 30

4.   We disagree with your response to prior comment 3 and we reissue it.

*   *   *

As appropriate, please amend your filing in response to these comments. Please electronically submit a cover letter with your amendment that keys your responses to our comments. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all material information to investors. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please direct any questions to me at (202) 551-3757. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Mellissa Campbell Duru

Mellissa Campbell Duru
Special Counsel
Office of Mergers & Acquisitions

Cc: Via email
        James P. Faley, Jr.
        Winston & Strawn LLP